Exhibit 99.4

30 July 2010	Company Announcements Office	Australian Securities Exchange Ltd

QUARTERLY REPORT FOR PERIOD ENDED 30 JUNE 2010

SUMMARY

•	Simberi (PNG) gold production up 24% quarter on quarter to 18,109 ounces. Total cash costs US$614/oz (A$695/oz) for quarter.
•	Gold Ridge (Solomon Islands) A$150 million project refurbishment and redevelopment on time and on budget for delivery in March 2011.

PRODUCTION

Simberi Operations (PNG)
•	Gold production 18,109 ounces for quarter and 64,327 ounces for twelve months to 30 June.
•	Total quarterly cash costs US$614/oz (A$695/oz) (down 16% qoq). Annual cash costs $US729/oz (A$823/oz).
•	Mining volumes 793,679 tonnes (up 24% qoq).
•	Mill processing 544,317 tonnes (up 24% qoq).
•	Gold production 18,109 ounces (up 24% qoq).

DEVELOPMENT

Gold Ridge (Solomon Islands)
•	All construction contracts awarded, refurbishment activities continue. Tenders for contracted project power received pending award. Phase 1 mining fleet delivered.
•	Site infrastructure including accommodation, civil earthworks and operations building commenced.
•	Landowner resettlement on track.
•	Reserve optimisation increased mine life to 9 years, an increase of 134,000 ounces or 12%.
Simberi Operations (PNG)
•	Recent debottlenecking programme completed and production improvements reflected in quarter.
•	The SAG Mill for oxide expansion purchased and civil works for increased tankage commenced.
•	Simberi sulphide pre-feasiblity study and review of options to increase oxide plant throughput to 5 Mtpa due in September.
•	Additional earthmoving mining equipment mobilised to facilitate expanded plant mining rates.

EXPLORATION

PNG Exploration
•	Exploration drilling, both core and RC, totalled 7,080 metres.
•	Work concentrated on testing targets on the periphery of the Pigiput (PIG) and Pigibo (PBO) deposits and at the SE Sorowar and Botlu Prospects.
•	Better down hole intercepts received:
  SDH085  18m @ 3.69g/t Au from 173m in SU (PIG)
  RC1817  25m @ 2.13g/t from 5m in OX (PIG)
  SDH091  55m @ 1.23g/t from 119m in TR, SU (PBO)
  RC1813  24m @ 1.84g/t from 32m in OX, TR, SU (PBO).

SOLOMON ISLANDS Exploration
•	Mobilised RC rig to Gold Ridge.
•	Commenced building Exploration team.
•	Started line clearing for upcoming IP survey.
•	Application submitted for additional 130m² of ground.

CORPORATE

•	Quarterly gold sales 16,526oz at US$1,186/oz (A$1,386/oz).
•	US$35M loan with IFC/World Bank established.
•	Cash & equivalents US$75m (A$85m) at quarter’s end.

OUTLOOK

Simberi - September quarter production forecast between 18,000-19,000 ounces. Budgeted 12 month gold production ending 30 June 2011 the estimate at 73,000oz from oxide production while the plant expansion to either 3 Mtpa or 5 Mtpa finalised.

Gold Ridge - Pre development continues with first gold expected during the March 2011 quarter. Gold production to the period ending 30 June 2011 is estimated at around 30,000oz.

Mark Caruso,
Executive Chairman
30 July 2010

Key Metrics PNG Simberi Island		Previous QTR Jan - Mar 2010	Current QTR Apr - Jun 2010	Financial Year 2010
Waste Mined	tonnes	186,611	241,259	634,296
Ore Mined	tonnes	449,904	552,420	1,981,500
Total Mined	tonnes	636,515	793,679	2,615,796
Ore Processed	tonnes	439,318	544,317	1,949,650
Grade	g/t gold	1.22	1.19	1.18
Recovery	%	85.6	89.3	87.9
Gold Produced	oz	14,739	18,109	64,327
Gold Sold	oz	14,063	16,526	63,980

Average Realised	A$/oz	1,231	1,346	1,136
Gold Price (1)	US$/oz	1,100	1,186	999

Mining Costs	A$/oz	212	145	179
Processing Costs	A$/oz	333	384	380
Site Services / Admin	A$/oz	245	200	232

Operating Cash Cost	A$/oz	790	729	791
	US$/oz	680	643	701

Royalty	A$/oz	27	27	25
Ore and Inventory Adjustments	A$/oz	17	(61)	7

Total Operating Cash Costs	A$/oz	834	695	823
	US$/oz	754	614	729

(1)  Denotes cash realised value received before accounting adjustments related to prior hedging contracts

OPERATIONS

SIMBERI - PAPUA NEW GUINEA

•	Gold production 18,109 ounces for quarter and 64,327 ounces for twelve months to 30 June.
•	Total cash costs US$614/oz (A$695/oz) for quarter and $US729/oz (A$823/oz) for twelve months.
•	Mining volumes 793,679 tonnes (up 24% qoq).
•	Mill processing 544,317 tonnes (up 24% qoq).
Plant throughput being exceeded commensurate with plant oxide plant debottlnecking programs.

A second elution column now operational, larger Intertank screens installed to all CIL tanks. Rope conveyor and ore delivery conveyors were upgraded to 600tph, conveyor rain covers installed.

Remaining debottlenecking and optimisation works include the installation of larger agitator gear boxes and new wet ends for tanks 1, 2 and 3 which have been procured.

The Simberi process plant is now exceeding name plate capacity and gold recoveries exceeding design criteria.

Mining operations performed 24% above budget despite excessive seasonal rainfall.  This was primarily due to the completion of all major all weather access haul roads and bench predevelopment works in the main Sorowar open pit.

Simberi is now an owner-operator mine, with the expiry on 30 June of a contract between Simberi and civil contracting group Mine Site Construction Services (a related party entity).

The company has also mobilised an additional 5 articulated dump trucks, 1 excavator and 2 bulldozers to increase mining rates in advance of the proposed oxide expansion initiatives and also maximise production during available working periods.  The full benefits of production and incremental cost reductions in mining rates will be seen in the September quarter.

SAG mill for the oxide expansion has been purchased, detailed civil design for leach tanks and lime slaker completed. Tenders for thickener received. The underground HV electrical cables have been removed and earthworks for the CIL tank foundations is about to commence.

Geotechnical drilling for the SAG mill foundations has identified underlying marine sedimentary sequence and further drilling is planned to delineate better foundation conditions. Tenders for tank and structural steel for CIL and slaker have been received and soon to be awarded.

Infill drilling carried out at Pigiput-Pigibo and extensional drilling ongoing at Sorowar South and Samat, for a total of 19 diamond cored holes for 5,128metres, and 19 reverse circulation holes for 2,215 metres.

Simberi Sulphide Prefeasibility Study (PFS)
The Simberi Sulphide Prefeasibility Study is nearing completion due for release in the September quarter.

The identification of large oxide mineral resource overlying the sulphides has necessitated an additional review of the existing CIL oxide treatment plant capacity which is currently being expanded to 3Mpta to look at possibly 5Mtpa expansion.

All the metallurgical test work has been completed other than the roaster SO2 off gas work which will be completed in July. As previously reported process recoveries for sulphide ores via roasting on site of a concentrate is approximately 82%.

The Resources estimated have been completed and the Reserve estimates and subsequent mining strategies and capital and operating cost are being generated, again in line with delivery possibly of 5Mtpa oxide ore.

Environmental studies including tailings and waste material disposal have been completed but being reviewed further in line with higher oxide processing rate.

Current total oxide and transitional Measured and Indicated Resources are 37.1Mt @ 1.13g/t Au for 1.350 million contained ounces.  The sulphide Measured and Indicated Resources are 44.7Mt @ 1.37g/t Au for 1.966 million contained ounces.

Preliminary studies indicate +30Mt of mineable oxide resource from the Pigiput-Pigibo-Sorowar pits overlying possible 14 Mt mineable sulphide resource at Pigiput-Pigibo.

Estimated waste is ~50Mt or a waste strip ratio of 1.1.

GOLD RIDGE - SOLOMON ISLANDS

•	A$150 million refurbishment and redevelopment on schedule for first gold pour in March 2011.
•	Site infrastructure including accommodation village upgrade and operation buildings on schedule. New Administrative office completed.
•	Landowner resettlement program on track to have northern mine area communities relocated. Fabrication and shipment of resettlement housing commenced.
•	Pre - operation manning buildup commenced with training of local employees and appointment of senior staff.

An EPC lump sum contract for A$64.3M was awarded to GR Engineering Services (GRES) for refurbishment and expansion of the process plant and ancillaries. Engineering design, drafting is well advanced, and procurement of long lead item completed

GRES have mobilised to site and completed the removal of old equipment and key components (such as ore crushing and grinding) have been stripped for repair or refurbishment or exchange. Steel for three new additional leach tanks has arrived and erection of the tanks commenced.

Construction equipment including cranes and mining fleet consisting of haul trucks, excavators, dozers and other road maintenance and heavy vehicle support arrived in May.

The mine warehouse building has been completed and procurement and systems have been installed.

In February dewatering commenced of the previously built Tailing Storage Facility. Pumping on schedule and will result in reduced levels by October to allow tailings placement to commence when operations start.

Mining activities and the first deliveries of ore to ROM Stockpile expected in the December quarter. Operator training has commenced and construction related earthworks have commenced.

Tenders for power supply where issued, reviewed, and award is pending. The power station will be delivered as a buy-own-operate (BOO) by the contractor with 14 MW of installed capacity and base load requirement of 8.1 MW.

Contract for mine camp refurbishment and expansion and landowner village resettlement housing was awarded. Camp refurbishment and installation of additional accommodation units is continuing to provide for approximately 200 camp beds.

The Administration building was completed in May and is now fully equipped and operational with computing and internet facilities and communications installed.

The General Manager of Gold Ridge Mining Limited (GRML) was appointed and commenced duties on site in June and a Resettlement Manager has also been appointed.

Pre-operational manning in selected positions has commenced with a strong focus on employment and training of people from the Gold Ridge area.

The landowner resettlement program is on track as part of plans to gradually move local villagers. Fabrication of 300 resettlement houses – at the rate of 30 a month – has commenced.

The first 90 homes to cater for landowners in the northern mining area will be erected and occupied by December 2010. The remaining landowners residing in the southern mine area will be resettled by June 2011.

The Gold Ridge Geological Resource model was reviewed and a new Reserve estimate derived based on an assumed US$850/oz gold price. This increased Probable Reserves Gold Ridge’s inventory by 134,000 ounces – or approximately a year of production.

Allied mobilised a reverse circulation (RC) drill to site in June to carry out pre-mining grade control and sterilisation drilling, as well as some near mine exploration.

EXPLORATION

Simberi Gold Project in PNG
(Allied Gold 100%) ML 136

Core and RC drilling tested the open periphery of both the Pigiput and Pigibo deposits. Two (2) diamond core holes / 600m and 7 RC holes / 790m were completed in the quarter.

Exploration drilling also commenced at Botlu, Samat and SE Sorowar prospects, with the aim of confirming and expanding the known mineralisation. Assay results are awaited.

At Botlu, 5 core (1,316m) and 2 RC (240m) tested re-modelled sulphide targets, down dip and along strike of the previously exploited Botlu Oxide deposit.

At Samat, similar targets were tested by 1 core (292m) and 10 RC (1,185m) holes. Eleven core holes totalling 2,654m were drilled at SE Sorowar, testing the area between the north dipping Pigiput and south dipping Sorowar deposits.

Better down hole intercepts in 7 diamond core and 1 RC holes assayed subsequent to the March 2010 resource estimate, at Pigiput,  include:

•	SDH085 18m @ 3.69g/t from 173m (SU)

•	SDH087 27m @ 1.53g/t from 47m (OX)

•	SDH088 35m @ 1.53g/t from 0m (OX)
•	RC1817 25m @ 2.13g/t from 5m (OX)

Gold mineralisation remains open at Pigiput, both to the north east and south west and down dip to the north.

Assay results for 4 diamond core and 3 RC holes drilled at the adjacent Pigibo, included better downhole intercepts:
•	SDH090 19m @ 1.87g/t from 118m (TR)
•	SDH091 55m @ 1.23g/t from 119m (TR, SU)
•	SDH095 29m @ 1.30g/t from 120m (SU)
•	RC1813 24m @ 1.84g/t from 32m (OX, TR, SU)

The on-going drilling campaign is designed to support the Sulphide and Oxide Expansion Studies based around the Pigiput and Pigibo deposits.

Tatau and Big Tabar Islands in PNG
(Allied Gold 100%) EL 609

Preparations, including drill refurbishment, were completed in preparation of mobilisation of crew and equipment to Tatau early in the September quarter.

Diamond drilling is planned for five prospects, with an IP geophysical target at Mt Letam the first to be tested.

Gold Ridge in Solomon Islands
(Allied Gold 100%)

Preparations for exploration in 2010 included:
•	Mobilisation of an RC drill to Gold Ridge, with an initial task of detailed RC drilling of Namachamata deposit.
•	Line-cutting for an IP geophysical survey planned to commence in mid-July. IP program to commence subject to contract availability in the September quarter.

•	Employment and training of first members of exploration staff.
•	Additional 130m2 of prospecting area under application.

Simberi Island - Pigiput - Core

	TIG	TIG					Intercept	Au Grade
Hole	North	East	RL (m)	Dip/Azi	From (m)	To (m)	(m)	(g/t)
SDH085	209128.8	44669.8	235.9	-52 / 320	80.0	263.2		0.97
					0.0	80.0	unsampled
			loss 0.1m		158.0	161.0	3.0	5.05
			loss 0.1m	incl	158.0	160.0	2.0	7.30
			loss 0.1m	incl	159.0	160.0	1.0	13.2
			loss 0.5m		173.0	191.0	18.0	3.69
			loss 0.2m		179.0	181.0	2.0	6.78
					187.0	190.0	3.0	8.66
			loss 3.9m		208.0	263.2	55.2	1.36
				oincl	209.0	210.0	1.0	6.02
			loss 0.1m	and	215.0	222.0	7.0	1.19
			loss 0.3m	and	225.0	234.0	9.0	1.08
			loss 3.2m	and	237.0	263.2	26.2	1.64
			loss 0.5m	incl	242.0	247.0	5.0	2.42
			loss 0.1m	incl	260.0	263.2	3.2	2.54
Total core loss = 11.2m
SDH087	209002.6	44546.0	260.7	-90 / 0	0.0	170.8		0.55
			loss 0.45m		47.0	74.0	27.0	1.53
				incl	53.0	59.0	6.0	1.14
			loss 0.4m		81.0	89.0	8.0	3.50
				incl	84.0	86.0	2.0	7.79
Total core loss = 10.8m
SDH088	208934.8	44323.7	257.9	-65 / 170	0.0	128.8		0.57
			loss 2.3m		0.0	35.0	35.0	1.53
				incl	23.0	24.0	1.0	6.12
					40.0	43.0	3.0	2.55
			loss 0.3m		121.0	128.0	7.0	1.04
Total core loss = 8.7m
SDH089	209002.5	44545.7	260.4	-72 / 61	0.0	66.0		0.25
				No significant intercepts
Total core loss = 1.1m						* Hole abd @ 66.6m; rods stuck
SDH111	209284.2	44321.5	118.3	-80 / 0	0.0	349.6		0.30
			loss 0.4m		82.0	89.0	7.0	0.98
					171.0	174.0	3.0	1.72
			loss 0.6m		214.0	243.0	29.0	0.58
					315.0	333.0	18.0	0.55
Total core loss =18.95 m
SDH114	209430.7	44574.1	120.0	-90 / 180	65.0	250.0		0.28
			loss 0.2m		109.0	123.0	14.0	0.71
					205.0	213.0	8.0	0.78
Total core loss =1.5 m

Simberi Island - Pigiput - RC

	TIG	TIG					Intercept	Au Grade
Hole	North	East	RL (m)	Dip/Azi	From (m)	To (m)	(m)	(g/t)
RC1817	208941.3	44225.1	253.5	-90 / 360	0.0	147.0		1.67
					5.0	30.0	25.0	2.13
					36.0	45.0	9.0	1.82
				incl	37.0	44.0	7.0	2.13
					50.0	57.0	7.0	2.67
					67.0	74.0	7.0	1.64
					78.0	99.0	21.0	1.53
					111.0	115.0	4.0	8.13
					122.0	147.0	25.0	2.56
				incl	131.0	135.0	4.0	5.47
				and	141.0	147.0	6.0	4.53
				incl	142.0	144.0	2.0	7.09
128 to 147m : Estim recovery = 27%

Simberi Island - Pigibo - Core

	TIG	TIG					Intercept	Au Grade
Hole	North	East	RL (m)	Dip/Azi	From (m)	To (m)	(m)	(g/t)
SDH090	209063.2	43449.7	213.7	-60 / 180	0.0	174.6		0.44
			loss 0.5m		11.0	16.0	5.0	3.91
				incl	12.0	14.0	2.0	6.88
			loss 1.25m		118.0	137.0	19.0	1.87
				and	136.0	137.0	1.0	6.01
Total core loss = 13.4m
SDH091	209022.6	43653.8	235.8	-60 / 180	0.0	210.0		0.76
			loss 1.3m		6.0	18.0	12.0	0.71
			loss 2.3m		89.0	105.0	16.0	2.14
			loss 0.6m	incl	96.0	98.0	2.0	11.4
			loss 0.3m	incl	96.0	97.0	1.0	19.4
			loss 5.1m		119.0	174.0	55.0	1.23
			loss 2.25m	incl	140.0	164.0	24.0	1.74
			loss 0.35m	incl	158.0	162.0	4.0	3.40
			loss 0.75m	and	167.0	174.0	7.0	1.47
			loss 2.4m		184.0	202.0	18.0	1.20
Total core loss = 20.0m
SDH095	209044.7	43692.6	223.4	-60 / 180	0.0	240.6		0.42
			loss 0.1m		69.0	77.0	8.0	0.89
			loss 1.2m		120.0	149.0	29.0	1.30
			loss 0.2m	incl	126.0	134.0	8.0	2.23
			loss 0.7m	and	142.0	148.0	6.0	1.65
			loss 1.5m		192.0	202.0	10.0	0.74
			loss 0.5m		222.0	235.0	13.0	1.00
			loss 0.5m	incl	222.0	228.0	6.0	1.49
Total core loss = 19.4m
SDH112	208997.5	43730.5	213.4	-60 / 180	0.0	250.0	250.0	0.42
			loss 0.8m		51.0	58.0	7.0	0.91
			loss 0.3m		87.0	91.0	4.0	1.29
			loss 1.0m		120.0	130.0	10.0	0.80
			loss 0.3m		146.0	151.0	5.0	1.43
			loss 0.6m		189.0	198.0	9.0	1.21
			loss 0.1m	incl	189.0	190.0	1.0	5.35
			loss 0.6m		203.0	212.0	9.0	0.87
			loss 0.1m		217.0	231.0	14.0	1.19
			loss 0.8m		240.0	248.0	8.0	0.73
Total core loss =15.55 m

Simberi Island - Pigibo - RC

	TIG	TIG					Intercept	Au Grade
Hole	North	East	RL (m)	Dip/Azi	From (m)	To (m)	(m)	(g/t)
RC1813	208848.7	43407.6	249.6	-60 / 180	0.0	120.0		0.57
					32.0	56.0	24.0	1.84
				incl	45.0	55.0	10.0	3.15
				incl	47.0	49.0	2.0	9.88

RC1815	208890.7	43400.4	234.7	-60 / 180	0.0	119.0		0.76
					0.0	26.0	26.0	0.99
					53.0	56.0	3.0	2.09
					69.0	84.0	15.0	0.66
					100.0	119.0*	19.0	1.68
				incl	104.0	105.0	1.0	5.57
				and	115.0	119.0*	4.0	3.02
				incl	116.0	117.0	1.0	6.98
0 to 32m : Estim recovery = 32%						*ended in minzn @ 119m
RC1816	208894.1	43446.6	240.9	-60 / 180	0.0	97.0		0.23
					3.0	14.0	11.0	1.41

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off.   Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.  No high grade cut is applied.

All samples were fully prepared at the company’s on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by either ALS Townsville  (ALS_TSV)  or Simberi (EXLAB), an on-site laboratory dedicated to exploration samples.

The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB).  Samples, with a reported below detection grade, are assigned a grade of half the detection limit.  Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.  The average grade over the length of hole sampled is shown as a ranking guide and is calculated with no cut-off applied.

CORPORATE

CASH AND DEBT

•	Gold sales during the June quarter of 16,526 ounces (up 17% qoq) reflected higher production.
•	The average price of US$1,186/oz (A$1,386/oz) reflects the unhedged profile of the company.
•	In June, Allied secured a US$35 million debt facility with the International Finance Corporation.
•	The facility is expected to be drawn down in the September quarter. The 5-year facility has no principal repayments before November 2011 and no gold hedging required.
•	Allied continues to review proposals relating to various standby and similar natured credit facilities with a view of establishing such facilities in calendar 2010.

CASH FLOW STATEMENT

	Jun 2010 Quarter(1) A$ Million	12 months ended 30 Jun 2010 (1) A$ Million
Net cash provided by operating activities	6.2	(21.6)
Net cash used in investing activities	(25.6)	(67.9)
Net cash provided by financing activities	(1.9)	147.3
Net increase / (decrease) in cash and cash equivalents	(21.3)	57.8
Cash and cash equivalents at the beginning of the period	102.4	20.5

Effects of exchange rates on cash and cash equivalents	4.4	7.2
Cash and cash equivalent at the end of the quarter	85.5	85.5

(1)	Unaudited numbers.

•	The cash generated from operations was utilised primarily in the capital expenditure initiatives within Simberi and Gold Ridge.

SECURITIES ON ISSUE

•	As at 30 June 2010, Allied Gold has 1,040,132,142 ordinary shares on issue. As at 30 June 2010, 19,237,059 ordinary shares were subject to voluntary escrow.
•	The shares are listed on the Australian Stock Exchange (ASX), Toronto Stock Exchange (TSX) and currently on the London Alternative Investment Market (AIM). The shares are interchangeable.
•	Allied Gold continues to progress migration of its London AIM listing to the London Stock Exchange (LSE).
•	The Company is considering the merits of a share consolidation to reduce the number of shares on issue in due course.

Options Exercise Price	Maturity	Balance as at 01/04/10	Options Issued	Options expired cancelled exercise	Balance as at 30/06/10
$0.80 options	31/12/2010	1,000,000			1,000,000
$1.00 options	31/12/2010	1,000,000			1,000,000
$1.25 options	31/12/2010	1,000,000			1,000,000
$1.50 options	31/12/2010	1,000,000			1,000,000
$2.00 options	31/12/2010	1,000,000			1,000,000
$0.31 options	31/12/2010	1,699,427			1,699,427
$0.35 options	31/10/2011	30,012,500			30,012,500
$0.35 options	31/12/2011	1,500,000			1,500,000
$0.50 options	31/12/2013	37,500,000			37,500,000
$0.50 options	31/12/2013	1,175,000			1,175,000
		76,886,927			76,886,927
a) The weighted average exercise price of all options outstanding at the end of the period was A$0.49
b) The weighted average time to expiry of all options outstanding at the end of the period was 2.37 years

Notes:
i.	Of the 30,102,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.
ii.	Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price reaching $A0.70.
iii.
Of the 37,500,000 options expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 to 31 December 2010.

OUTLOOK

Simberi - September quarter production forecast between 18,000-19,000 ounces. For the 12 months ending 30 June 2011 the estimate is around 73,000oz from oxide production while the plant is expanded to either 3 Mtpa or 5 Mtpa.

The detail of the Simberi Sulphide Pre-feasibility Study and expansion options for the Simberi oxide circuit is due in September. The aim being to increase gold production from the oxide ores, access sulphides faster and deliver incremental expansion synergistic with the needs of sulphide development

Gold Ridge - Development of the 120,000 ozpa Gold Ridge mine is fully funded with Allied’s cash at bank and IFC loan. Pre-development continues with first gold expected during the March 2011 quarter.

Construction activities accelerate in the September quarter with installation of three additional leach tanks and the commencement of the thickener. The tailings detoxification tank will also be scheduled for completion in September as will the reestablishment of power lines and associated infrastructure. The refurbishment of the SAG mill will be approximately 50% completed by the September quarter.

Mining activities will also increase with operator training, completion of starter pit designs for Valehaichichi and Namachamata pits. As at 30 June, Allied has invested/spent A$50 million on the Gold Ridge refurbishment and redevelopment. Key items such as mining fleet were purchased in the March quarter.

Exploration – Simberi near term exploration continues to focus on various sulphide mineralisation targets around the Botlu and Samat areas. The estimated near 1,000,000oz Inferred Sulphide resource under the Sorowar open pit (ALD – Ann Rpt 08 – 09, pg 23) will also be targeted.

Additional emphasis will also now be towards increasing the Oxide resources to underpin future mine life to support the oxide plant expansion initiatives.  Continued drill results will be released through the September quarter.

At Tatau Island, mobilisation of crew and equipment is scheduled for early in the September quarter. Diamond drilling is planned for five prospects, with an IP geophysical target at Mt Letam the first to be tested.

At Gold Ridge, a company-owned drill rig is onsite focused on sterilisation and grade control activities as well as the commencement of broader exploration initiatives.

The company’s senior geological consultant conducted an extensive review of past exploration activities in the Solomon Islands with a view to identifying highly perspective copper gold mineralised prospects.  An application for prospecting is under consideration for an additional 130km². On granting, the company will hold over 250km² of exploration tenements in largely under explored greenfields exploration areas.

For enquiries please contact:

Allied Gold Limited
Office of the Executive Chairman +61 8 9353 3638
Frank Terranova - Chief Financial Officer      +61 7 3252 5911
Investor and Media Contacts
Australia - Simon Jemison - Investor & Media Relations     +61 7 3252 5911
North America - Rebecca Greco - Investor Relations Manager  +1 416 839 8610
UK - David Simonson - c/.Merlin PR    +44 20 7726 8400

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Sean Harvey
Non Executive Director

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
TSX Code: ALG
AIM Code: AGLD

Principal Office
34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address
PO Box 2019, Milton 4064

Registered Office
Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry
Computer Share Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Qualified Person

The Technical and Scientific information contained in this news release was reviewed by Mr Colin Ross Hastings, MSc, BSc Geology, M.Aus.I.M.M., Allied’s General Manager Resource Development and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators responsible for the development programs. Additionally Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.
The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.
Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.
Not an offer of securities or solicitation of a proxy
This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold Limited’s gold production and exploration development portfolio is centred on the Pacific Rim of Fire, in particular the Simberi Island in the Tabar Islands of PNG (~60 kms from Lihir Island, which hosts a +40Moz gold resource).  In 2009-10, Allied produced 63,980 ounces of gold at Simberi and studies are nearing completion on an expansion of the PNG oxide plant to 5 Mtpa to increase production to ~130,000 ozpa.  Development of the sulphide resources would lift Simberi production towards 200,000 ozpa.

In December 2009, Allied Gold acquired TSX-listed Australian Solomons Gold Limited (ASG) and its principal asset the Gold Ridge mine located on the island of Guadalcanal in the Solomon Islands.  Between 1998 - 2000, whilst in operation, the mine produced in excess of 200,000oz.  Allied Gold is investing A$150 million at Gold Ridge to refurbish the plant with first gold pour in March 2011.

Allied Gold’s Inventory: 2.1 Moz Reserves, 7.8 Moz Resources

Simberi	Mt	Au g/t	Moz	Gold Ridge	Mt	g/t	Moz
Proven	12.1	1.20	0.47	Proven	-	-	-
Probable	10.0	1.19	0.38	Probable	23.3	1.71	1.28
Total Reserves (I)	22.1	1.19	0.85	Total Reserves (I)	23.3	1.71	1.28
Measured	15.1	1.22	0.93	Measured	6.1	1.92	0.37
Indicated	63.3	1.28	2.61	Indicated	23.0	1.66	1.23
Inferred	78.3	0.99	2.49	Inferred	8.4	1.80	0.48
Total Resources (II)	156.7	1.13	5.69	Total Resources (II)	37.6	1.73	2.09

I.	Reserves excludes Pigiput Probable sulphide Reserves 1.9Mt @1.33g/t for 199kozs	I.	Reserves as of June 2010, Resources as of May 2010
		II.	Resources are inclusive of Reserves
II.	In addition contains Inferred Resource 148Mt @2.99g/t for		at a cut-off grade of 0.8 g/t
	14.2Moz silver	The resources at Gold Ridge were largely
proved through test work conducted by
For more details, review Allied's 9 March 2010 announcement		Ross Mining between 1994 and 1998.